Exhibit (h)(2)

Allianz Variable Insurance Products Fund of Funds Trust

5701 Golden Hills Drive

Minneapolis, MN 55416

Dear Allianz Variable Insurance Products Fund of Funds Trust:

This engagement letter #1 (this “EL”) dated as of July 1, 2024 (the “Effective Date”) and the attached Standard Terms of Business (the “Terms” and, together with any addenda, exhibits, additional ELs or Order Forms that may be attached hereto, collectively, this “Agreement”) set forth the terms and understanding between Adviser Compliance Associates, LLC, doing business as ACA Group, a limited liability company (“ACA”) and Allianz Variable Insurance Products Fund of Funds Trust, a Delaware statutory trust (“Client”) regarding Client’s engagement of ACA as described herein.

Any capitalized term used but not defined herein shall have the same meaning ascribed to such term in the Terms. To the extent that this EL is inconsistent with or conflicts with any provision of the Terms, this EL shall amend and supersede such inconsistent or conflicting provisions.

A.	Services.

RIC Fund Principal Financial Officer

ACA will provide a qualified individual to serve as Principal Financial Officer and Treasurer (“PFO”) of Allianz Variable Insurance Products Fund of Funds Trust (the “Fund”) effective October 1, 2024. The Fund PFO will:

o	Along with the Fund’s Principal Executive Officer, establish, maintain and oversee disclosure controls and procedures (as defined in Rule 30a-3(c) under the 1940 Act) and internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act);
o	Chair and/or attend disclosure controls committee meetings to support Sarbanes-Oxley certifications on an agreed upon frequency; request and review sub-certifications from key service providers;
o	Attend Fund Valuation committee meetings to support Valuation Designee in overseeing activities around pricing and fair valuation of VIP Fund of Funds Trust, including compliance with the Valuation Designee’s responsibilities under Rule 2a-5;
o	Attend quarterly Board meetings, Board Committee meetings and special Board meetings as may be reasonably requested by the Board (in-person and video/telephonic) and make relevant disclosures and present materials to the Board, the Fund’s independent registered public accountants and the audit committee, as required or requested;

1

Allianz Variable Insurance Products Fund of Funds Trust

EL#1

o	Assist with the planning and coordination of the Fund’s annual financial statement audit including liaising with the Fund administrator, and independent registered public accountants, serving as a signatory to management representation letters, representation letter requests of other service providers and trade confirmation requests;
o	Evaluate and assist in the implementation of new accounting and financial reporting requirements;
o	Review and comment on the Fund’s financial statements and shareholder reports as initially prepared by the Fund administrator (including tailored shareholder reports; semi annual and annual reports and related SEC filings);
o	Ensure that the preparation of the Fund’s financial statements and shareholder reports (including tailored shareholder reports; semi-annual and annual reports and related SEC filings) are consistent with industry practice and U.S. GAAP;
o	Review and oversee daily Fund expense payment authorizations, periodic budget/accrual review and authorization, as required or requested;
o	Review and comment on Forms N-CSR, N-CSRS, N-PORT, N-CEN;
o	Review and comment on the annual update of the Fund registration statement I prospectus & statement of additional information;
o	Coordinate with Fund counsel and serve as a point of contact for SEC with respect to financial statement and/or financial registration statement review comments and all other ancillary documents;
o	Represent the Fund as PFO/Treasurer at SEC examinations as required;
o	Certify and/or sign as the Fund’s treasurer and authorize the filings listed above;
o	Perform review and oversee calculation and payment of periodic Fund distributions, Fund tax returns and other tax reporting and sign or authorize as Fund officer as required; and
o	Conduct periodic due diligence reviews/monitoring of control environment of certain key service providers.

B.	Fees.

Name	Price	Term
RIC Fund Principal Financial Officer	$55,000.00 base fee plus $3,000.00 per fund	Annually recurring
	Payable monthly in arrears[1]	Subject to 2.5-year (30 months) initial term
Subject to standard 3% annual increase[2]

1 The initial invoice will include the prorated stub period between the SOW Effective Date and the beginning of the first full calendar month plus the fee for the first full calendar month. Per Fund fees do not change based on number of share classes.

2 Applied as of the beginning of the first calendar quarter beginning in calendar year 2027.

2

Allianz Variable Insurance Products Fund of Funds Trust

EL#1

Changes to the agreed upon scope and/or engagement timeline could cause ACA to be unable to deliver the Services at the fee set forth above. ACA will notify Client in advance of any such changes to the fee.

Client agrees to reimburse ACA for all reasonable travel and meal expenses incurred by ACA in connection with the Services and in accordance with ACA’s travel policy. Upon request, ACA shall provide Client with reasonable documentation of any travel or meal expense incurred.

All invoices shall be payable to ACA within thirty (30) days of receipt. If any invoice remains unpaid for more than ninety (90) days from the date of Client’s receipt of such invoice, ACA shall have the right, in addition to any other rights and remedies under this Agreement, to suspend performing some or all of the Services until such invoice has been paid.

Invoices will be sent to the following Client accounts payable contact:

•	Client accounts payable contact name: Mike Tanski
•	Email address for invoices: financialadministrationbilling@citi.com; mike.tanski@allianzlife.com

C.	Term.

The term of this EL commences on the Effective Date and will continue as set forth in Section B of this EL, subject to termination in accordance with the Terms.

3

Allianz Variable Insurance Products Fund of Funds Trust

EL#1

ACA welcomes the opportunity to work with Allianz Variable Insurance Products Fund of Funds Trust. Please indicate your acceptance of the terms of this Agreement by signing below and returning an executed copy to us.

Sincerely,

Adviser Compliance Associates, LLC

By:	/s/ Jaimie Douglas
Name:	Jaimie Douglas
Title:	Associate General Counsel

Acknowledged and accepted by:

Allianz Variable Insurance Products Fund of Funds Trust

By:	/s/ Brian Muench
Name:	Brian Muench
Title:	President
4

Allianz Variable Insurance Products Fund of Funds Trust

Standard Terms of Business

Standard Terms of Business

These Standard Terms of Business (these “Terms”) are attached to and govern the engagement letter dated July 1, 2024, by and between Adviser Compliance Associates, LLC, doing business as ACA Group and Allianz Variable Insurance Products Fund of Funds Trust, and shall be incorporated by reference into any additional ELs or Order Forms between the parties.

1.	Definitions.

Certain definitions of capitalized terms used in these Terms are set out below. Other definitions of capitalized terms are given to them throughout these Terms.

“Affiliate” with respect to either party to this Agreement means any entity that is under the control of, controls, or is under common control with such party. An entity controls another if it has the power to direct the management or policies of an entity, whether through the ownership of voting securities or general partner or managing member interests, by contract or otherwise. For purposes of this Agreement, ACA’s ultimate controlling parent shall be GC Mountaintop Holdings, LLC.

“Agreement” means these Terms and the EL or Order Form to which these Terms are attached, together with and any attached addenda, exhibits, additional Order Forms, and additional ELs.

“Documentation” means any user and reference manuals, technical specifications, and any other documentation that is generally provided by ACA to subscribers of the System.

“EL” means any engagement letter for the provision of Services that is executed by ACA and Client and/or one of more of their Affiliates from time to time pursuant to the terms hereof.

“Order Form” means any order form pursuant to which Client subscribes to and ACA provides access to a System that is executed by ACA and Client and/or one or more of their Affiliates from time to time pursuant to the terms hereof.

“Services” means the professional services provided by ACA to Client as described in the applicable EL.

“System” means the software-as-a-service platform(s) to which ACA provides Client with access, including access for the provision of the Services as applicable in any EL, including any revisions, updates, improvements, modifications, enhancements, corrections or new releases of such platform(s) routinely made by ACA free of charge for its clients. Client’s access to the System shall be governed by the applicable terms and conditions in the ComplianceAlpha® Addendum to Standard Terms of Business available at https://www.acaglobal.com/compliancealpha-addendum-1March2023 in addition to the terms herein.

2.	Client Responsibilities.

2.1	ACA’s performance of the Services may be dependent on Client’s timely and effective responses to ACA’s inquiries or document requests and/or the quality, completeness, or accuracy of data or records provided to ACA. The failure of Client to respond to such inquiries or document requests in a timely manner and/or provide complete, accurate, or usable data or records could adversely affect ACA’s ability to perform all or some of the Services.

2.2	Client agrees to provide ACA with access only to the information, technology assets, and systems necessary for ACA to perform the Services or provide access to the System. ACA will not and has no obligation to verify the accuracy and completeness of the documentation and/or information
5

Allianz Variable Insurance Products Fund of Funds Trust

Standard Terms of Business

submitted to ACA pursuant to the Agreement or the lawfulness of such submission. Client agrees that ACA shall not have, and ACA hereby disclaims, responsibility for any damages, losses, costs, fees or expenses, whether arising from tort, contract, or any other theory of law, resulting from any inaccuracy or incompleteness in the documentation or information provided to ACA by Client or its representatives, or if the provision of such information to ACA is determined to be unlawful.

2.3	In performing the foregoing Services, ACA may place relatively greater focus on specific topical areas and/or procedures based on Client’s unique business operations or risks, current regulatory focus areas, and/or Client’s subsequent instruction or request. The Services are designed to provide reasonable assurance to Client with respect to the areas covered by the Services and are not designed to be a comprehensive review of Client’s business activities. ACA does not guarantee that the Services will be favorably received by any regulatory agency or governing body. The Services may include ACA’s advice and recommendations, however, Client is responsible for all decisions made with respect to such advice and recommendations.

2.4	ACA does not offer legal or accounting services, nor does it provide substitute services for those provided by legal counsel or certified public accountants. If ACA provides forms or other documents to Client, the provision of such documents should not be deemed to constitute any form of legal advice. Although the Services may include review of accounting and financial records, the Services are not an audit of Client in accordance with generally accepted auditing standards nor a review of the internal controls of Client in accordance with any accounting standards.

3.	Taxes.

Client is responsible for paying all applicable taxes, levies, duties, or similar governmental assessments of any nature, including but not limited to value-added, sales, use, or withholding taxes assessable by any local, state, federal, or foreign jurisdiction associated with the Services and/or System, other than ACA’s income taxes (collectively, “Taxes”). Unless otherwise provided in this Agreement, fees are exclusive of any Taxes, and if ACA has the legal obligation to pay or collect Taxes for which Client is responsible, the appropriate amount will be invoiced to and paid by Client.

4.	Proprietary Rights.

ACA owns and retains all rights, title, and interest in and to the System and Documentation, including all intellectual property rights therein. No rights are granted to Client hereunder other than as expressly set forth in this Agreement, and ACA expressly reserves all rights not granted under this Agreement. In addition, ACA owns and retains all rights, title, and interest in and to all computer code, computer programs, programming, processes, procedures, techniques, forms, templates, questionnaires, methods, ideas, concepts, or know-how that ACA makes or conceives in connection with its performance of the Services (collectively, “ACA Proprietary Information”). ACA Proprietary Information is not “work for hire” within the meaning of U.S. Copyright Act 17 U.S.C. Section 101. For the avoidance of doubt, ACA has the right, without further compensation or benefit to Client, to exploit and commercialize some or all ACA Proprietary Information as ACA may in its sole discretion determine or desire. For clarity, any final deliverables produced by ACA and delivered to Client in performing the Services (“Deliverables”) are the property of Client. ACA hereby assigns and grants to Client all rights, title and interest to such Deliverables. All Deliverables provided by ACA to Client in connection with the Services are produced for Client’s sole use and benefit.

6

Allianz Variable Insurance Products Fund of Funds Trust

Standard Terms of Business

5.	Confidentiality and Information Security.

5.1	Each party (the “Receiving Party”) may obtain or learn from the other party (the “Disclosing Party”) in connection with the performance of this Agreement information that is confidential or proprietary to the Disclosing Party (“Confidential Information”). Confidential Information shall not include information that (i) is in the public domain through no fault of or action by the Receiving Party; (ii) was available to the Receiving Party without any known obligation of confidentiality prior to its disclosure hereunder to the Receiving Party; and (iii) was independently developed by the Receiving Party without any access to or use of the Disclosing Party’s Confidential Information. The Receiving Party shall not use Confidential Information or disclose such Confidential Information to any third party except as set forth herein. Without limiting the foregoing, the Receiving Party shall use at least the same degree of care to keep the Disclosing Party’s Confidential Information confidential that it uses with respect to its own confidential information, but in no event less than a reasonable standard of care. The Receiving Party shall promptly notify the Disclosing Party of any actual or suspected misuse of the Disclosing Party’s Confidential Information. The Receiving Party shall limit disclosure of Confidential Information to such party’s Affiliates, and its Affiliates’ directors, officers, employees, contractors, subcontractors, professional advisors, and regulators (collectively, “Representatives”), in each case who have a need to know such Confidential Information, and shall only disclose Confidential Information to such Representatives pursuant to confidentiality agreements or, in the case of the party’s attorneys, auditors, and regulators, their professional or legal obligations of confidentiality, provided that such obligations are at least as protective of Confidential Information as the terms of this Agreement.

5.2	Disclosure of Confidential Information shall not be precluded if disclosure is (i) required by law, regulation, or legal process, or if required by any regulatory agency with jurisdiction over the Receiving Party, or (ii) requested by the Disclosing Party. In the event the Receiving Party is required to make such permitted disclosure, the Receiving Party shall, unless prohibited by law, promptly provide written notice thereof to the Disclosing Party so as to permit the Disclosing Party the opportunity to protect its privileges and interests at its own cost and expense. The Receiving Party shall reasonably cooperate with the Disclosing Party in any proceeding relating to the disclosure sought. The Receiving Party shall be reimbursed by the Disclosing Party for any reasonable out-of-pocket expenses incurred by the Receiving Party in performing its obligations under this paragraph.

5.3	Upon the Disclosing Party’s written request, the Receiving Party will return all of the Disclosing Party’s Confidential Information then in the Receiving Party’s possession, together with all copies or reproductions thereof, and/or destroy all such Confidential Information and any notes, workpapers, memoranda or other documents containing such Confidential Information. The Receiving Party shall not be required to return or destroy any Confidential Information it is required to retain by applicable law or rule, a bonified document retention policy, or electronic backup copies of such Confidential Information, provided that the Receiving Party shall continue to treat such Confidential Information as confidential pursuant to the terms hereof.

5.4	Each party shall comply with all privacy and data protection laws and regulations that are or may in the future be applicable to it.

5.5	ACA represents that it has implemented and will maintain administrative, technical, and physical safeguards reasonably designed to protect Confidential Information (including any nonpublic personal information relating to an identifiable natural person contained therein) against accidental, unauthorized, or unlawful disclosure consistent with applicable laws. ACA further represents that it has implemented and will maintain a written information security plan consistent with applicable
7

Allianz Variable Insurance Products Fund of Funds

Trust Standard Terms of Business

privacy and data security laws that specifies measures to mitigate reasonably foreseeable internal and external risks to Confidential Information.

6.	Risk Allocation; Insurance.

6.1	The liability of ACA and its Affiliates and its and their Representatives (collectively, the “ACA Parties”) to Client for any and all claims relating to this Agreement or the Services or System, regardless of the form of the action or the basis of the claim, shall not, in the aggregate, exceed the greater of (i) the total professional fees paid and/or payable by Client to ACA under this Agreement, and (ii) $500,000, except to the extent that the claim resulted from the gross negligence, willful misconduct, or fraudulent behavior of the ACA Parties or ACA’s infringement of a third party’s patent, copyright, or trademark.

6.2	The liability of Client to the ACA Parties for any and all claims relating to this Agreement or the Services or System, regardless of the form of the action or the basis of the claim, shall not, in the aggregate, exceed the total professional fees paid and/or payable by Client to ACA under this Agreement, except to the extent that the claim resulted from the gross negligence, willful misconduct, or fraudulent behavior of Client.

6.3	Under no circumstances will either party or its Representatives be liable for consequential, incidental, indirect, punitive loss, or lost profit or similar damages and related costs and expenses relating to this Agreement, regardless of the form of the action or the basis of the claim, even if apprised of the possibilities of such damages, and whether or not such damages could have been foreseen or prevented, except to the extent that the claim resulted from the gross negligence, willful misconduct or fraudulent behavior of the other party.

6.4	Client agrees to indemnify the ACA Parties from and against any damage, loss, costs, liability, or expense based upon any third-party claim brought against the ACA Parties arising out of Client’s infringement of such third party’s rights except to the extent that the claim resulted from the gross negligence, willful misconduct, or fraudulent behavior of ACA or ACA’s infringement of a third party’s patent, copyright, or trademark.

ACA agrees to indemnify Client from and against any damage, loss, costs, liability, or expense based upon any third-party claim brought against Client arising out of or related to the infringement of such third party’s patent, copyright, or trademark resulting from Client’s use of the System and/or Services except to the extent that the claim resulted from the gross negligence, willful misconduct, or fraudulent behavior of Client.

In connection with the indemnification obligations hereunder, the relevant party shall (a) promptly notify the other party of such claim, provided that failure to give such notice shall not relieve such party of its obligations hereunder except to the extent it shall have been prejudiced by such failure and (b) have the right to conduct and control, through counsel of its or their choosing and at the expense of the other party, the defense, compromise, or settlement of any third-party claim as to which indemnification may be sought under this Section, and in any such case the other party shall cooperate in connection therewith, provided that the relevant party shall not, without the written consent of the other party (which written consent shall not be unreasonably withheld), pay, compromise or settle any such claim.

6.5	Notwithstanding any term to the contrary contained in this Agreement, the parties agree that the allocations of liability and indemnification obligations set forth above represent the agreed upon and bargained-for understanding of the parties.
8

Allianz Variable Insurance Products Fund of Funds Trust

Standard Terms of Business

6.6	ACA agrees to maintain commercially reasonable insurance policies for its obligations under this Agreement, including without limitation general liability, workers compensation, errors and omission, third-party crime, and cybersecurity coverage in commercially reasonable amounts. ACA agrees to provide Client with certificates of insurance evidencing such coverages upon Client’s request.

7.	ACA Personnel.

7.1	All Services shall be performed by employees of ACA or one of its Affiliates, and/or contractors or subcontractors engaged by ACA (collectively, “ACA Personnel”). ACA represents that industry standard pre-hire background checks are conducted on all ACA Personnel in accordance with applicable law and that the results of such background checks are satisfactory to ACA. ACA is responsible for all acts and omissions of the ACA Personnel assigned to perform the Services.

7.2	ACA shall be responsible for assigning and/or re-assigning ACA Personnel, as appropriate, to perform the Services. ACA shall use reasonable efforts to accommodate specific assignment and/or re-assignment requests from Client. Client acknowledges that its requested re-assignment of any ACA Personnel may affect the ability of ACA to timely complete the Services.

8.	Termination.

8.1	Subject to any initial term set forth in an applicable EL or Order Form, this Agreement or any EL or Order Form may be terminated (i) upon ninety (90) days’ written notice by either party to the other party, (ii) immediately by either party if the other party materially breaches this Agreement, or (iii) immediately by either party if the other party makes a general assignment for the benefit of creditors; a trustee, custodian or receiver is appointed by any court with respect to the other party or any substantial part of such party’s assets; an action is taken by or against the other party under any applicable bankruptcy or insolvency laws or laws relating to the relief of debtors, and such action is not dismissed within sixty (60) days of commencement of the action, or the other party is the subject of a winding-up petition which is not dismissed within ten (10) days of the filing thereof, or a resolution is passed for its winding-up.

8.2	Upon termination, Client shall pay to ACA all amounts due, including expenses incurred, through the date of termination. If the amount payable upon termination is less than any advance payment made by Client, ACA shall refund the difference. Unless otherwise provided in any EL or Order Form, a termination of this Agreement shall automatically terminate all ELs and Order Forms then in effect.

8.3	Any provision of this Agreement that contemplates performance or observance subsequent to termination of this Agreement will survive termination of this Agreement and continue in full force and effect thereafter.

9.	General.

9.1	ACA and Client and/or one or more of their respective Affiliates from time to time may execute additional ELs or Order Forms, pursuant to which ACA or one or more of its Affiliates will (i) perform Services and/or (ii) provide access to one or more Systems, as specified in such additional EL or Order Form.

9.2	This Agreement may not be assigned by either party without the prior written consent of the other party, provided that either party may assign this Agreement to (i) an Affiliate, or (ii) the successor
9

Allianz Variable Insurance Products Fund of Funds

Trust Standard Terms of Business

in any merger or the entity that acquires all or substantially all of the stock or assets of the assigning party. Each party agrees to provide notice to the other party of any such assignment. Any purported assignment in violation of this provision will be void.

9.3	Notice to ACA may be delivered to contractnotice@acaglobal.com or, for notice of termination under Section 8.1, to terminations@acaglobal.com.

9.4	This Agreement constitutes the entire agreement between the parties with respect to the subject matter contained herein and supersedes all previous or contemporaneous agreements, promises, proposals, representations, understandings and negotiations, whether written or oral, between the parties pertaining to such subject matter. This Agreement is made solely for the benefit of the parties hereto and their permitted successors and assigns, and no other person shall have any right, benefit or interest under or because of this Agreement. This Agreement shall be construed as if drafted jointly by both ACA and Client and no presumptions shall arise favoring any party by virtue of authorship of any provision of this Agreement.

9.5	This Agreement shall be governed by and construed in accordance with the substantive laws of the State of New York without regard to conflict of law principles.

9.6	No failure or delay on the part of any party in exercising any right or remedy provided in this Agreement will operate as a waiver thereof, nor will any single or partial exercise of or failure to exercise any such right or remedy preclude any other or further exercise thereof or the exercise of any other available right or remedy. If any term, provision or part of this Agreement is held invalid, void or unenforceable, the remainder of this Agreement will continue in full force and effect.
9.7	Each party is responsible for compliance with applicable export laws. Neither party shall export, directly or indirectly, any technical data acquired from the other party pursuant to this Agreement or any product utilizing any such data to any country for which the U.S. Government or any agency thereof at the time of export requires an export license or other governmental approval, without first obtaining such license or approval and the prior written consent of the providing party.
9.8	ACA shall not be liable for any disruption, failure, or delay in the performance of the Services or access to the System arising from the acts of God or public enemy, war (declared or undeclared), labor disruptions, government action (foreign or domestic), floods, fires, unusually severe weather, earthquakes, epidemics, and any other events or circumstances beyond the reasonable control of ACA, whether similar or dissimilar to any of the foregoing, provided that such disruption, failure, or delay was not directly caused by the fault or negligence of ACA.
9.9	In connection with this Agreement, each party shall act as principal and not as an agent of any person or entity. Nothing herein shall be deemed or construed to create a joint venture, partnership, or employment, agency, or fiduciary relationship between the parties.
10

Allianz Variable Insurance Products Fund of Funds Trust

Outsourced Named Officer Addendum

Addendum to Standard Terms of Business

for Outsourced Named Officer Services

1.	The appointment of ACA’s assigned personnel as Client’s Officer is subject to approval of Client or Client’s Board of Directors/Trustees, as applicable. Client will ensure the Officer is a named officer in Client’s corporate resolutions and subject to the provisions of Client’s organizational documents regarding indemnification of its officers. Client shall make all decisions regarding the designation and term of the Officer’s appointment, and shall supervise the day-to-day activities of the Officer.

2.	The Officer shall be covered by Client’s Directors & Officers Liability Insurance Policy (the “Policy”), and Client shall use reasonable efforts to ensure that such coverage be (a) reinstated should the Policy be cancelled; (b) continued after the Officer ceases to serve as an officer of Client on substantially the same terms as such coverage is provided for all other Client officers after such persons are no longer officers of the Client; and (c) continued in the event the Client merges or terminates, on substantially the same terms as such coverage is provided for all other Client officers (and for a period of no less than six years). Upon ACA’s request Client shall provide ACA with proof of current coverage, including a copy of the Policy, and shall notify ACA immediately should the Policy be cancelled or terminated. Client has and shall maintain policies of insurance with limits and coverage reasonable and customary for its business.

3.	Client shall provide the Officer with all necessary documents, records, and information necessary and/or appropriate to enable the Officer to perform the named officer Services. Client shall remain responsible for ensuring that it has required compliance policies and procedures and all books and records required to be maintained by Client pursuant to applicable laws, rules, and regulations are in place and maintained in accordance with such laws, rules and regulations. Client agrees that ACA and the Officer may, with respect to reasonable questions of law relating to its Services hereunder, apply to and obtain the advice of Client’s counsel, and the costs of such advice shall be borne by Client. ACA shall not be liable for its or the Officer’s action taken or failure to act in good faith or reasonable reliance upon the advice of the Client, or counsel to the Client; or any written instruction received by ACA and reasonably believed in good faith by ACA to be transmitted by the Client.

4.	Client agrees to indemnify and hold harmless the Officer from and against any damage, loss, costs, liability, or expense based upon a claim brought against the Officer or ACA arising out of or based upon (i) any action or inaction of the Officer taken in the performance of its duties and obligations under this Agreement so long as such action or inaction of the Officer was taken in accordance with this Agreement, (ii) the breach of any obligation, representation or warranty under this Agreement by the Client, or (iii) The Officer or ACA’s use of any Client Data in accordance with the terms and conditions of this Agreement, except to the extent that the claim resulted from the gross negligence, willful misconduct, or fraudulent behavior of ACA or ACA’s infringement of a third party’s patent, copyright, or trademark.

5.	During the term of this Agreement, and for a period of two (2) years from termination date of this Agreement, each party agrees not to directly or indirectly solicit or hire any employee or agent of the other party. If a party breaches this Section, such party shall promptly pay to the other party, an amount equal to fifty percent (50%) of the annual compensation due to such employee or agent during the most recent 12-month period of employment.
11

Allianz Variable Insurance Products Fund of Funds Trust

Services Addendum

Services Addendum to Standard Terms of Business

To the extent Client has engaged ACA for broker dealer advisory Services, Client acknowledges that ACA is not a registered principal of Client and that when performing the Services, ACA shall not be acting in a supervisory capacity on Client’s behalf. Client will remain solely responsible for complying with any supervisory reviews required by any regulator.

To the extent Client has engaged ACA’s Aponix® division to provide the Services, Client understands that the Services may include practices not otherwise allowed by law without prior consent (e.g., network vulnerability or penetration testing), and Client hereby consents to the performance of such Services. Client remains responsible for monitoring its technology assets and systems for suspicious activity during ACA’s performance of such Services.

To the extent Client has engaged ACA to provide vendor due diligence Services, Client agrees that information provided by Client’s vendors in response to ACA’s vendor due diligence questionnaire, as between ACA and Client, shall be deemed Confidential Information of ACA and subject to the confidentiality provisions of this Agreement.

To the extent Client has engaged ACA to provide portfolio company due diligence Services, Client is responsible for any decision whether to make or continue to make an investment in, or engage in any transaction with, any company based on information provided by ACA, and ACA will not make any assessment as to the merits of any such investment or transaction. Client expressly agrees to waive any claims it may have against ACA from and against any damage, loss, costs, liability or expense (including reasonable attorneys’ fees) based upon any decision by Client with respect to such an investment or transaction.

To the extent Client has engaged ACA to provide GIPS® verification or GIPS advisory Services, ACA will perform the Services consistent with its obligations as an independent verifier, as set forth in applicable guidance statements issued by the CFA Institute. ACA will not issue any deliverables in connection with this engagement if ACA reasonably believes that Client has not complied with the GIPS standards or other applicable guidance issued by the CFA Institute.

To the extent Client has engaged ACA to provide performance certification Services, ACA will not issue the Report if ACA reasonably believes that the records and data provided by Client to ACA do not support Client’s performance calculations.

To the extent Client has engaged ACA to provide social media review Services, Client agrees that because ACA will not perform a detailed inspection of all social media accounts maintained by such individuals or all websites on which such individuals may have published content, there is a risk that material issues or deficiencies, fraudulent activity, misappropriation of assets, or violations of law, which may be evidenced in such publications, will not be detected by ACA during the course of this review. Nonetheless, ACA will use best efforts to detect such issues during the course of its review.

To the extent Client has engaged ACA for the “Best Execution Solution,” Client understands and agrees to the following, as it relates to the best execution solution. To assist Client with its best execution review obligations, ACA has contracted with Global Trading Analytics, LLC (“GTA”). Client agrees that any Client data sent to GTA must be complete and accurate. Changes to a Client data file related to the Best Execution Solution should be communicated to GTA prior to delivery of the next Client data file to GTA. Complete and accurate information regarding Client’s internal trading structure must be communicated to GTA prior to set-up of the Best Execution Solution. In addition, any special Client reporting requirements must be communicated to GTA prior to set-up of the Best Execution Solution. Client reporting changes can

12

Allianz Variable Insurance Products Fund of Funds Trust

Services Addendum

only be reflected in the following period’s Client reporting. Excessive Client data problems and/or significant Client reporting changes requiring substantial GTA systems and personnel time may require Client to pay additional fees which will only be assessed following prior approval.

To the extent Client has engaged ACA to provide secondment Services Client acknowledges and agrees that any ACA personnel assigned to provide the Services (each, an “ACA Personnel”) will not be deemed an employee, temporary or otherwise, of Client for any reason ACA Personnel will not be subject to any of Client’s employee policies and procedures, unless otherwise agreed between the parties. Client agrees that it will not request the ACA Personnel to make determinations on Client’s behalf on the resolution or handling of any compliance matter or compliance finding or communicate to any regulator on Client’s behalf. During the term of this Agreement, and for a period of two (2) years from the termination date of this Agreement, Client agrees not to directly or indirectly solicit or hire any ACA Personnel assigned to provide the secondment Services. If a Party breaches this provision, such Party shall promptly pay to the other Party an amount equal to fifty percent (50%) of the total annual compensation due to such ACA Personnel during the most recent 12-month period of employment.

To the extent Client has engaged ACA to provide COE / PST support, and except where ACA is engaged as Client’s CCO, Client understands and agrees that ACA shall not approve, pre-clear, or otherwise authorize any Client personnel trading activity or provide any other approvals customarily provided by Client to its personnel and that Client is responsible for reviewing and approving any information manually entered by ACA into the System. ACA will use commercially reasonable efforts to timely enter such information in order to meet Client’s regulatory deadlines; however, it is Client’s obligation to provide or cause to be provided any confirmations or account statements to ACA with sufficient time to ensure that such information may be timely entered in the System. ACA shall only be responsible for entering confirmations or account statements that have been transmitted to ACA pursuant to ACA’s instruction. ACA shall have no obligation to maintain any paper confirmations or account statements, and may, in its sole discretion, destroy such paper confirmations or account statements at any time.

To the extent Client has engaged ACA to provide eComms review Services Client agrees that it will not provide for ACA’s review any communications sent solely through Client’s employees’ personal email accounts (e.g., Hotmail, Yahoo, Gmail), personal cell phone or PDA text messages, or personal postings on social networking sites, Internet blogs, or other websites, that were not additionally sent or received through Client’s computer systems or servers, or maintained on Client computers or devices. ACA is not obligated to review communications written in a language other than the language(s) identified in the Services description. Because ACA will not perform a detailed inspection of all electronic communications provided by Client to ACA, there is a risk that material issues or deficiencies, fraudulent activity, misappropriation of assets, or violations of law, which may be evidenced in such communications, will not be detected by ACA during the course of this review. Nonetheless, ACA will use best efforts to detect such issues during the course of its review. Upon the completion of ACA’s email review, Client will promptly disable any access granted to ACA personnel to Client’s email system for purposes of conducting the review.

To the extent Client has engaged ACA to provide expert network chaperoning Services Client acknowledges that except as set forth in the Service description, Client will provide any notices and obtain any consent required for ACA’s participation in each consultation. ACA will not advise Client as to the applicability of any laws or contractual obligations governing ACA’s participation in such consultations. ACA will not provide qualitative judgments about whether any information discussed during any consultation is material non-public information. Due to the dynamic nature of expert network consultations, any discussions that take place during such consultations may be misheard or misinterpreted by ACA. Accordingly, Client acknowledges and agrees that company names and potential compliance risks or violations raised during such consultations may not be identified by ACA.

13

Allianz Variable Insurance Products Fund of Funds Trust

Services Addendum

To the extent Client has engaged ACA to provide ACA Vantage Services which include gathering information from a third party (Client’s portfolio companies), ACA is not responsible for such party’s responsiveness, or the completeness, accuracy or usability of their responses to ACA’s questionnaire(s) but will notify Client of any incomplete and/or ambiguous responses should they choose to work with the third party to improve their response(s).

To the extent Client has engaged ACA to provide Vantage for Cyber Services, Client agrees to provide an initial list of Companies for review within thirty (30) days of the Effective Date, as well as an updated list no later than thirty (30) days prior to the end of each contract year.

To the extent Client has engaged ACA to provide Vantage for Cyber Services, Client agrees that where a Company is a highly complex organization (for example a holding company for multiple brands or subsidiaries or geographic entities), ACA will not assess and manage risk at the whole organization level. Instead, ACA will separately scan and evaluate each of the distinct entities to provide an accurate picture of the risk. In such circumstances ACA will work with Client to identify practical divisions of the Company for assessment and other Services under the applicable EL. ACA’s determinations of the divisions of a Company are final, but typically a single entity for assessment purposes is limited to one (1) centrally managed technology environment, one (1) business process organization, up to one hundred (100) live hosts for external vulnerability scanning, and one (1) set of similar domain names.

14